Exhibit 99.1

AFFIMED N.V.

AFFIMED N.V.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Affimed N.V.

Unaudited consolidated statements of comprehensive loss (in € thousand)

	Note	For the three months ended March 31

		2017	2018

Revenue	3	399	532

Other income – net		(9)	(11)
Research and development expenses	8	(5,442)	(6,396)
General and administrative expenses	8	(2,246)	(2,038)

Operating loss		(7,298)	(7,913)

Finance income / (costs) – net	4	(456)	(289)

Loss before tax		(7,754)	(8,202)

Income taxes		(1)	(1)

Loss for the period		(7,755)	(8,203)

Other comprehensive income
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI - net change in fair value	2	0	(195)

Other comprehensive loss		0	(195)

Total comprehensive loss		(7,755)	(8,398)

Loss per share in € per share (undiluted = diluted)		(0.19)	(0.15)

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Consolidated statements of financial position (in € thousand)

	Note	December 31, 2017	March 31, 2018
			(unaudited)

ASSETS
Non-current assets

Intangible assets		65	65
Leasehold improvements and equipment		1,113	1,168
Long term financial assets	2,5	0	7,130
		1,178	8,363

Current assets

Inventories		241	262
Trade and other receivables		1,102	1,812
Other assets	6	800	813
Cash and cash equivalents		39,837	55,339
		41,980	58,226

TOTAL ASSETS		43,158	66,589

EQUITY AND LIABILITIES
Equity

Issued capital		468	624
Capital reserves		213,778	237,378
Other reserves		0	7,130
Accumulated deficit		(182,667)	(190,870)
Total equity	7	31,579	54,262

Non-current liabilities

Borrowings	9	4,086	3,482
Total non-current liabilities		4,086	3,482

Current liabilities

Trade and other payables		4,180	5,307
Borrowings	9	3,083	3,083
Contract liabilities		230	455
Total current liabilities		7,493	8,845

TOTAL EQUITY AND LIABILITIES		43,158	66,589

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited consolidated statements of cash flows (in € thousand)

For the three months ended March 31

	Note	2017	2018
Cash flow from operating activities
Loss for the period		(7,755)	(8,203)
Adjustments for the period:
- Income taxes		1	1
- Depreciation and amortization		86	99
- Share based payments	8	565	370
- Finance income / costs – net	4	456	289
		(6,647)	(7,444)
Change in trade and other receivables		(12)	(711)
Change in inventories		6	(21)
Change in other assets	6	97	(17)
Change in trade, other payables and deferred revenue		(640)	1,345
Cash used in operating activities		(7,196)	(6,848)
Interest received		24	26
Paid interest		(62)	(101)
Net cash used in operating activities		(7,234)	(6,923)

Cash flow from investing activities
Purchase of intangible assets		(9)	(9)
Purchase of leasehold improvements and equipment		(83)	(146)
Cash received from the sale of leasehold improvements and equipment		0	1
Cash paid for investments in financial assets		(4,655)	0
Cash received from maturity of financial assets		9,209	0
Net cash used for investing activities		4,462	(154)

Cash flow from financing activities
Proceeds from issue of common shares	7	17,901	25,042
Transaction costs related to issue of common shares		(1,463)	(1,646)
Repayment of borrowings	9	0	(750)
Cash flow from financing activities		16,438	22,646

Exchange-rate related changes of cash and cash equivalents		(66)	(66)
Net changes to cash and cash equivalents		13,666	15,568
Cash and cash equivalents at the beginning of the period		35,407	39,837
Cash and cash equivalents at the end of the period		49,007	55,339

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Unaudited consolidated statements of changes in equity (in € thousand)

	Note	Issued capital	Capital reserves	Fair value reserves	Accumulated deficit	Total equity

Balance as of January 1, 2017		333	190,862	0	(152,444)	38,751
Issue of common shares		106	15,925			16,031
Equity-settled share based payment awards			565			565
Loss for the period					(7,755)	(7,755)

Balance as of March 31, 2017		439	207,352	0	(160,199)	47,592
Revaluation shares Amphivena (first time adoption IFRS 9)	2			7,325		7,325

Balance as of January 1, 2018		468	213,778	7,325	(182,667)	38,904
Issue of common shares	7	156	23,230			23,386
Equity-settled share based payment awards	8		370			370
Loss for the period					(8,203)	(8,203)
Other comprehensive income				(195)		(195)

Balance as of March 31, 2018		624	237,378	7,130	(190,870)	54,262

The Notes are an integral part of these consolidated financial statements.

Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

1.	Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands.

The consolidated financial statements are comprised of Affimed N.V., and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic and Affimed Inc., Delaware, USA (together “Affimed” or the “Company”).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Company’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs and collaborations, where the Company is performing research services for third parties.

2.	Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The interim financial statements for the three months ended March 31, 2018 and 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as at December 31, 2017.

The interim financial statements were authorized for issuance by the management board on May 15, 2018.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Company’s accounting policies were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017.

As a result of the first time adoption of IFRS 9 at January 1, 2018 the Company recognized its preferred shares in Amphivena at fair value (level 2). As Amphivena is not a public company substantial judgment was required in order to estimate the fair value as at January 1, 2018 and March 31, 2018 (see note 5). The Company based its judgment on information available for the valuation of the shares of Amphivena in its latest private financing mid-year 2017 and the issuance of convertible notes at the end of 2017.

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Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Functional and presentation currency

These interim financial statements are presented in Euro, which is the Company’s functional currency. All financial information presented in Euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the year ended December 31, 2017 with the exception of new amendments to standards and new or amended interpretations applied for the first time as described below.

New standards and interpretations applied for the first time

The following amendments to standards and new or amended interpretations are effective for annual periods beginning on or before January 1, 2018, and have been applied in preparing these financial statements:

Standard/interpretation	Effective Date [1]

IFRS 15 Revenue from Contracts with Customers	January 1, 2018
IFRS 9 Financial Instruments (2014)	January 1, 2018
Amendments to IFRS 2: Classification and Measurement of
Share- based Payment Transactions	January 1, 2018
Annual Improvements to IFRS Standards 2014-2016 Cycle (IFRS 1, IAS 28)	January 1, 2018

1 Shall apply for periods beginning on or after the date shown in the effective date column.

The nature and effect of the application of IFRS 9 and IFRS 15 are summarized below. The other amendments had no effect on the interim consolidated financial statements of the Company.

IFRS 9 (Financial Instruments)

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively with any differences in the carrying amounts arising from the transition being recognized in equity as at January 1, 2018.

Classification

The standard contains a new classification and measurement approach for financial instruments that reflects the business model in which assets are managed and their cash flow characteristics. Based on the new measurement requirements, Affimed recognized its preferred shares in Amphivena at fair value, which were previously recognized at amortized cost according to IAS 39. The transition effect increased other comprehensive income by €7.3 million as of January 1, 2018 (see note 5). The Company classified the shares as at fair value through other comprehensive income (FVOCI). Future changes in fair value will be recognized in other comprehensive income, dividends will be recognized as income in profit or loss.

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Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Combined financial instruments are measured at fair value with changes therein recognized as finance income / (costs) – net (see note 6).

Impairment

The new introduced impairment rules replace the ‘incurred loss’ model in IAS 39 with a forward looking ‘expected credit loss’ (“ECL”) model. This requires considerable judgement as to how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis. Under IFRS 9, the Company has decided to measure loss allowances on the following basis:

-	Cash and cash equivalents and financial assets: The Company determines the counterparties’ 12-month ECLs that result from possible default events within the 12 months after the reporting date based on the probability of default according to the Bloomberg database.

-	Trade receivables: The Company determines the counterparties’ lifetime ECLs that result from all possible default events over the expected life of a financial instrument based on an estimated rating and corresponding probability of default rates according to the Bloomberg database.

Based on this methodology, incurred losses on cash and cash equivalents and on trade and other receivables as of January 1, 2018 had no material impact on the consolidated financial statements.

IFRS 15 (Revenue from contracts with customers)

IFRS 15 (Revenue from contracts with customers) establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programs.

The company analyzed its collaboration agreements and service contracts in the scope of IFRS 15 to identify performance obligations and an appropriate revenue recognition pattern. The Company concluded that IFRS 15 has no impact on the revenue recognition policy and revenue from current collaboration and service agreements which is recognized according to the stage of completion. No differences between the previously applied IASs and IFRS 15 for all open contracts as of December 31, 2017 were noted. Therefore, no transition effect as of January 1, 2018 was recorded.

New standards and interpretations not yet adopted

The following standards, amendments to standards and interpretations are effective for annual periods beginning after December 31, 2018, and have not been applied in preparing these consolidated financial statements.

Standard/interpretation	Effective Date [1]

IFRS 16 Leases	January 1, 2019
Amendments to IFRS 9: Prepayment Features with Negative Compensation	January 1, 2019
Amendments to IAS 28: Long-term Interests in Associates and Joint Ventures	January 1, 2019
Annual Improvements to IFRS Standards 2015-2017 Cycle	January 1, 2019
Amendments to IAS 19: Plan Amendment, Curtailment or Settlement	January 1, 2019

1 Shall apply for periods beginning on or after the date shown in the effective date column.

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Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

IFRS 16 (Leases)

The new standard specifies how to recognize, measure, present and disclose lease agreements. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Affimed will be required to recognize “right-of-use” assets related to its premises rented and certain equipment leased. During 2018, the Company will gather and update information related to leases, assess extension and termination options as well as possible exemptions and identify the appropriate discount rate.

The other amended standards are not expected to have a significant effect on the consolidated financial statements of the Company.

3.	Revenue

Collaboration agreement The Leukemia & Lymphoma Society (LLS)

Affimed is party to a collaboration with LLS to fund the development of a specific product candidate (TandAb). Under the terms of the agreement, LLS has agreed to contribute up to $4.4 million contingent upon the achievement of certain milestones.

In the event that the research and development is successful, Affimed must proceed with commercialization of the licensed product. If Affimed decides for business reasons not to continue the commercialization, Affimed must at its option either repay the amount funded or grant a license to LLS to enable LLS to continue with the development program. In addition, LLS is entitled to receive royalties from Affimed based on the Company’s future revenue from any licensed product, with the amount of royalties not to exceed three times the amount funded.

In June 2016, the research funding agreement with LLS was amended to reflect a shift to the development of combination therapeutic approaches so that the milestones now relate primarily to the development of a combination therapy.

During the three months ended March 31, 2017 and 2018, the Company recognized revenue totaling €0.2 million and €0.2 million, respectively.

Research service agreements

AbCheck has entered into certain research service agreements. These research service agreements provide for non-refundable upfront technology access research funding or capacity reservation fees and milestone payments. The Company recognized €0.3 million as revenue in the three months ended March 31, 2018 (2017: €0.2 million).

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Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

4.	Finance income and finance costs

	Three months ended March 31, 2017	Three months ended March 31, 2018

Interest SVB Loan Agreement	-164	-243
Foreign exchange differences	-324	-75
Other finance income/finance costs	32	29
Finance income/costs - net	-456	-289

5.	Long term financial assets

The Company holds preferred shares in Amphivena recognized at their fair value of €7.1 million. These shares were previously recognized at amortized costs according to IAS 39. Due to the first time adoption of IFRS 9 these shares will be recognized at fair value through other comprehensive income. The initial recognition as of January 1, 2018 amounted to €7.3 million. As of March 31, 2018 the fair value decreased by €0.2 million due to exchange rate differences.

6.	Other assets

On December 27, 2017, the Company signed a note purchase agreement with Amphivena pursuant to which Amphivena issued to the Company a convertible note with a principal amount of $0.35 million (€0.29 million) and warrants to purchase 46,667 common shares of Amphivena with an exercise price of $0.01 per common share.

The loan matures on December 27, 2018 and bears interest at a rate of 6% per annum payable at maturity. The convertible note allows for a conversion into common shares of Amphivena during the term of the note at a conversion price which is contingent on various conversion triggers. If no conversion occurs prior to the maturity date the note will be converted into shares of Amphivena at a conversion price of $1.5 per common share.

The contractual life of the warrants is five years or until the date of certain transactions, e.g. the transfer of the majority of the voting rights in Amphivena, the transfer of substantially all of the assets of Amphivena, or an initial public offering covering the offering and sale of Amphivena’s common stock.

The Company recognized the note and the warrants in the consolidated financial statements as of December 31, 2017 and as of March 31, 2018 at their respective fair values totaling to €292 and €289 respectively.

7.	Equity

As of March 31, 2018 the share capital of €624 (December 31, 2017: €468) is divided into 62,390,068 (December 31, 2017: 46,791,352) common shares with a par value of €0.01 per share.

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Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

In the first quarter of 2018, the Company issued 2,373,716 common shares in connection with its at-the-market sales agreement for net proceeds of €3.8 million.

On February 15, 2018, the Company issued 13,225,000 common shares in a public offering at a price of $2.00 per common share resulting in aggregate net proceeds of €19.7 million.

8.	Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014).

Under this program, the Company granted awards to certain members of the Management Board, the Supervisory Board, non-employee consultants and employees. The awards vest in installments over three years and can be exercised up to 10 years after the grant date.

Share based payments with employees

The Company granted 1,162,783 awards in the three months ended March 31, 2018 to employees, the Management Board and others providing similar services (certain consultants). 138,355 ESOP 2014 awards were cancelled or forfeited due to termination of employment, and no options were exercised. As of March 31, 2018, 5,105,296 (December 31, 2017: 4,080,868) ESOP 2007 options were outstanding, and 2,101,078 awards (December 31, 2017: 2,001,264) had vested. The options outstanding as of March 31, 2018 had an exercise price in the range of $1.30 to $13.47.

In the three months ended March 31, 2018, compensation expense of €370 was recognized affecting research and development expenses (€159) and general and administrative expenses (€211). In the three months ended March 31, 2017, compensation expense of €565 was recognized affecting research and development expenses (€86) and general and administrative expenses (€480).

Share based payments with non-employees

On December 27, 2017, Affimed entered into a consulting agreement for business development services with a non-employee consultant. Pursuant to the agreement the consultant received an initial award of 60,000 options to purchase shares of Affimed N.V. with an exercise price of $1.25. These options only vest with the achievement of a future event as defined in the consulting agreement. Affimed recognizes the expense related to the awards on the conclusion of such an event which had not occurred as of March 31, 2018.

9.	Borrowings

Silicon Valley Bank

On November 30, 2016, the Company entered into a loan agreement with Silicon Valley Bank (the “SVB loan”) which provides the Company with a senior secured term loan facility for up to €10.0 million, which agreement was amended in May 2017 to provide that such amount would be available in three tranches. In December 2016, the Company drew an initial tranche of €5.0 million and in May 2017, a second tranche of €2.5 million; the availability of a third tranche of €2.5 million expired in September 2017 with such amount remaining undrawn.

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Affimed N.V.

Notes to the consolidated financial statements

(in € thousand)

Finance costs comprise the interest rate of one-month EURIBOR plus an applicable margin of 5.5%, with a floor of 5.5%, related one-time legal and arrangement fees of €236 and a final payment fee equal to 10% of the total principal amount to be paid with the last instalment. Pursuant to the loan agreement, the Company also granted the lender 166,297 and 53,395 warrants with an exercise price of $2.00 and $2.30 per share, respectively. Each warrant can be used to purchase common shares of Affimed at the respective exercise price for a period of ten years from the date of grant. The fair value of the warrants of €192 less deferred taxes and transaction costs of €81 and €8, respectively, was recorded as an addition to capital reserves in the equity of Affimed. The fair value of the warrants was determined using the Black-Scholes-Merton valuation model, with an expected volatility of 75-80% and an expected exercise period of five years to exercise of the warrant. The contractual maturity of the warrants is ten years.

The loan is secured by a pledge of 100% of Company’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the consolidated financial statements.

10.	Related parties

The supervisory directors of Affimed N.V. received compensation for their services on the supervisory board of €92 (€110) in the three months ended March 31, 2018 (2017), remuneration of managing directors and other key management personnel amounted to €496 (€451). The Company recognized share-based payment expenses of €12 (€50) for supervisory directors and €245 (€327) for managing directors and other key management personnel in the three months ended March 31, 2018 (2017).

The following table provides the transaction amounts and outstanding balances for supervisory board remuneration.

	Transaction volume		Outstanding balances
	Three months ended March 31, 2017	Three months ended March 31, 2018	December 31, 2017	March 31, 2018
Dr. Thomas Hecht	33	30	19	20
Dr. Richard Stead	13	11	12	7
Berndt Modig	16	10	9	7
Ferdinand Verdonck	18	14	10	9
Dr. Ulrich Grau	15	16	17	20
Dr. Bernhard Ehmer	15	11	10	14

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